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ngreene@shearman.com (212) 848-4668	April 1, 2014

Anu Dubey U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Flexible Risk Allocation Fund (the “Fund”)

File Nos. 033-63560 and 811-7762

Dear Ms. Dubey:

Further to our call on the same topic, I wish to draw your attention to changes that will be reflected in the next filing for this Fund. These changes were approved by the Trust’s Board of Trustees at a meeting held on March 25, 2014.

First, we will change the name of the Fund. The new name is First Eagle Absolute Return Fund. This aligns closely with the existing investment objective, which will continue to be stated as follows: “The Fund seeks long-term absolute returns. An ‘absolute’ return refers to a return on investment that is evaluated on its own merits and not by reference to a benchmark or other similar ‘relative’ return.”

Second, we will change one of the Fund’s two benchmarks. Going forward the benchmarks will be (1) the Barclays Capital Global Aggregate Bond Index and (2) the Citigroup 3-Month Treasury Bill Index. Prior to making this change, the benchmarks showed as (1) a composite index comprised of 60% MSCI World Index and 40% Barclays Capital Global Aggregate Bond Index and (2) the Citigroup 3-Month Treasury Bill Index.

Third, we will change the description of the Fund’s investment strategy as follows (new text highlighted):

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Anu Dubey

The Fund will generally be managed using three main investment components – a flexible risk factor allocation strategy and, to a lesser extent, a tail risk hedging strategy (which is described below) and an opportunistic strategy (also described below). The flexible risk allocation strategy will typically be the primary strategy used by the Fund. This strategy seeks to balance exposures and risk across and within asset classes, sectors, markets and macro environments with a goal of achieving improved risk diversification than would a less balanced portfolio. Risk can be evaluated in different ways, but is considered by the Fund to be most appropriately measured by market price volatility. The greater an investment’s or market’s volatility, the more sharply its price may fluctuate. An investment fund’s volatility is often measured as the standard deviation of the fund’s monthly returns and expressed as a percentage.

The strategy of allocating the Fund’s assets among many asset classes generally depends upon the Fund’s ability to understand the behavior of asset classes across different economic environments. Expected returns and volatility for different asset classes vary over time, as do the correlations of different asset classes. To address this variation, the allocations are flexible, which means they are adjusted to take advantage of opportunities that arise from different economic conditions. Asset classes may not perform as expected or they may not display the anticipated level of correlation. If the Fund’s assessment of the risk and return potential of asset classes is incorrect, the Fund could significantly underperform the markets in general, particular markets, or other funds that make similar investments. If the assessment of the correlations between different asset classes is incorrect, the Fund may not achieve the anticipated level of diversification, which may increase the risk of underperformance or negative performance. In addition, particular investments made within each asset class may not perform as expected.

The Fund may also use a tail risk hedging strategy to attempt to generate gains and to mitigate the downside risk to the Fund’s portfolio during extreme negative market environments. In particular, the Fund may enter into derivative and other transactions that the Adviser believes would increase in value during the occurrence of so-called “tail events.” Tail events could include periods that are characterized by (i) a substantial decline in the equity markets, (ii) a substantial widening in credit spreads, and/or (iii) a substantial increase in market volatility. Credit spreads refer to the difference or “spread” between the interest rates charged for various types of borrowing and an accepted baseline such as the interest rate for comparable duration U.S. Treasury securities.

The Fund may also use an opportunistic strategy that selectively seeks return opportunities across, among other potential investments, global interest rate instruments, equities, currencies, fixed income and commodities. These are often event-driven opportunities presented as a result of perceived market anomalies and inefficiencies that may require a specific event or catalyst to capture value.

Anu Dubey

Finally, reflecting the new opportunistic strategy just described, we will add a new principal risk factor, as follows:

Opportunistic Trading (Event Driven) Risk — An “opportunistic” or event driven investment approach carries the risk that the event (sometimes called a catalyst) required to create value in a particular investment occurs later than expected, does not occur at all, or does not have the desired effect on the market price of investment.

Please also note that each of the potential areas for opportunistic investment (i.e., interest rate instruments, equities, currencies, fixed income and commondities) already have relevant risk disclosure in the version of the Registration Statement currently on file.

Sincerely,

/s/ Nathan Greene
Nathan Greene (as attorney for the Fund)